Exhibit 99.2
CHINA YUCHAI INTERNATIONAL LIMITED
UNAUDITED CONSOLIDATED INCOME STATEMENTS
For the period ended September 30, 2009
(RMB and US$ amounts expressed in thousands, except per share data)

	For Quarter Ended		For Nine Months Ended
	September 30, 2009		September 30, 2009
	RMB ’000	USD ’000	RMB ’000	USD ’000
Revenues, net	3,488,438	510,842	9,860,533	1,443,963
Cost of goods sold	2,906,267	425,590	8,414,762	1,232,246
Gross profit	582,171	85,252	1,445,771	211,717
Research & development	72,317	10,590	199,501	29,215
Selling, general and administrative expenses	249,496	36,536	758,380	111,056
Gain on acquisition of Guangxi Yulin Hotel Company Ltd in settlement of past loan	—	—	(202,950)	(29,720)
Operating income	260,358	38,126	690,840	101,166
Interest expenses	19,525	2,859	53,978	7,904
Other income	(110,985)	(16,252)	(148,420)	(21,734)
Share of equity in losses of affiliates	4,063	595	8,898	1,303
Income before income taxes and minority interests	347,755	50,924	776,384	113,693
Income taxes	42,408	6,210	90,817	13,299
Income before minority interests	305,347	44,714	685,567	100,394
Minority interests	56,798	8,317	153,040	22,411
Net income	248,549	36,397	532,527	77,983

Net earnings per common share	6.67	0.98	14.29	2.09

CHINA YUCHAI INTERNATIONAL LIMITED
Selected Unaudited Consolidated Balance Sheet Items
(RMB and US$ amounts are expressed in thousands)

	As of December
	31, 2008	As of September 30, 2009
	RMB ’000	RMB ’000	USD ’000

Cash balances	693,436	2,727,540	399,417
Trade accounts receivable, net	2,537,681	3,505,991	513,412
Inventories, net	2,250,030	1,879,849	275,282
Investment in affiliated companies	392,386	392,449	57,470
Net current assets	1,027,660	2,045,475	299,537
Total assets	9,712,678	12,811,209	1,876,056
Trade accounts payable	2,612,928	4,871,303	713,347
Short-term and long-term borrowings	1,323,204	953,682	139,656
Shareholders’ equity and accumulated other comprehensive income	3,430,825	3,888,088	569,366
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